Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

October 28, 2015	NR 15-6

Alianza Peru Generative Exploration Update

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) announces that the first phase of a generative exploration program in southern Peru has been completed. This work included data compilation and targeting to be followed by the next phase of field reconnaissance and target acquisition.

The Southern Peru Generative Study examined four important metallogenic belts in central and southern Peru in order to identify new gold and base metal exploration targets. Target types include base metal deposits of the Central Peruvian Polymetallic Belt, epithermal gold and silver targets of the Southern Peru Epithermal gold and silver belt and porphyry copper-gold targets in the Apurimac and Southern Peru Porphyry Copper belts. In total, 12 high priority targets and approximately 20 secondary targets were identified in the study and are now being prioritized for follow up and acquisition in the phase two program.

Targets were generated using the Company’s internal geochemical databases, publicly available geochemical, geophysical, structural geology and remote sensing data, metallogeny and local knowledge and expertise. Key criterion in target prioritization included land status and favourable community and social conditions.

Planning is underway for a reconnaissance program to evaluate targets in the field. This phase of work, is expected to commence in Q4 2015 and continue into 2016. The properties that meet Alianza’s acquisition criteria will be acquired and then advanced with certain field work programs, including prospecting, geological mapping and geochemical sampling. Properties acquired during this phase of work will be presented to strategic partners for advancement to the drilling stage under farm out agreements.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101.Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.